Man Group USA Inc
Two World Financial Center, 27th Floor
New York, NY 10281-2700
Tel +1 212 566 9000
Fax +1 212 566 9418
www.mangroupplc.com

SEC MAIL RECEIVED PROCESSING
JUN 05 2002
WASH, D.C. 155 SECTION

02034871

SUPPL

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

May 23, 2002

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 -E. D. & F. Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find Preliminary Results for the Year Ended March 31, 2002 of Man Group plc, which were just released.

Please contact the undersigned at (212) 589-6270 if you have any questions relating to the enclosed material.

Please stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope, which is provided.

Sincerely yours,

Donna Balon

Donna Balon
Vice President

V\mb\ltr\SEC Prelim Results.doc

6/17

Press Release

Man Group plc

PRELIMINARY RESULTS FOR THE YEAR ENDED 31 MARCH 2002

FINANCIAL HIGHLIGHTS

Business summary

- Funds under management at 31 March 2002 up 60% to $10.7 billion
- Record level of fund sales in the year, totalling $5.2 billion
- Recurring net management fee income up 66% to £117.6 million
- Brokerage result up 27% to £38.3 million
- Diluted underlying earnings per share up 50% to 45.7 pence
- Net performance fee income down 27% to £55.2 million
- Diluted earnings per share before goodwill amortisation and exceptional items up 15% to 63.2 pence
- Total diluted earnings per share up 18% to 56.8 pence
- Dividends up 20% to 18.6 pence
- Joined the FTSE 100 on 24 September 2001

	March 2002	March 2001
Funds under management	$10.7bn	$6.7bn
	£7.5bn	£4.7bn
Asset Management net management fee income+	£117.6m	£70.7m
Asset Management net performance fee income+	£55.2m	£76.0m
Brokerage+	£38.3m	£30.2m
Financial Services	£211.1m	£176.9m
Sugar Australia	£2.1m	£1.8m
Profit before tax, goodwill amortisation and exceptional items	£213.2m	£178.7m
Diluted earnings per share *		
Underlying†	45.7p	30.4p
Before goodwill amortisation and exceptional items	63.2p	54.9p
Total operations (including discontinued operations)	56.8p	48.1p
Dividends per share	18.6p	15.5p
Post-tax return on equity before exceptional items	33.2%	35.9%#
Equity shareholders' funds	£531.5m	£433.4m

+ Before goodwill amortisation
* A reconciliation of earnings per share is shown in note 8
† Underlying earnings per share represents earnings from net management fee income in Asset Management plus Brokerage net income.
# Assumes equity raised by the share placing in January 2001 was in place for the whole year

Man Group plc is a world leader in the fast growing field of alternative investment products where it has a powerful market presence and a strategic position in providing structured hedge fund products. Man is able to use its sophisticated risk management capabilities in product structuring and disciplined manager selection. Man has an investment management track record dating back to 1983 and now provides a wide range of fund styles together with worldwide distribution to the private clients and institutional investors. The Group is one of the world's leading providers of brokerage services. It acts as a broker of futures, options and other equity derivatives for both institutional and private clients and as an intermediary in the world's metals, energy and foreign exchange markets with offices in key financial centres.

Stanley Fink, Chief Executive said:

"It has been an exceptional and significant year for the Group in terms of business development, profits growth and increased shareholder value. Driven by a record level of sales in Asset Management, funds under management stood at $10.7 billion at year end, up some 60% on the year, with recurring net management fee income up 66%."

Harvey McGrath, Chairman said:

"The acquisition of RMF Investment Group (RMF), announced today, represents a major step forward in the development of Man Group plc. The combination of Man and RMF significantly strengthens our position in the fast growing alternative investment market. RMF brings us further access to asset management capacity, diversifies our product range and provides added reach in distribution, particularly in the institutional arena. There is also great cultural fit between the two businesses and significant opportunity to build on each others strengths."

Enquiries

Man Group 020 7285 3000
Stanley Fink
Peter Clarke

Gavin Anderson 020 7554 1400
Howard Lee
Chris Salt

OVERVIEW

It has been an exceptional and significant year for the Group in terms of business development, profits growth and increased shareholder value. Driven by a record level of sales in Asset Management, funds under management stood at $10.7 billion at year end, up some 60% on the year, with recurring net management fee income up 66%.

Assisted by a strong year in Brokerage, diluted underlying earnings per share, a measure which excludes variable performance related fee income, was up 50% at 45.7 pence. Performance fee earnings added 16.9 pence per share. Diluted earnings per share on total operations was 56.8 pence, and the Group recorded a 33.2% post–tax return before exceptional items on shareholders' funds.

These results have enabled us to exceed two of our financial targets, delivery of significant growth in underlying earnings and maintenance of a high return on capital. They also place us ahead of the run-rate necessary to meet our third, which is to double assets under management from their level of $6.7 billion as at 31 March 2001 to $13.4 billion by 31 March 2004.

In Asset Management, sales of $5.2 billion significantly exceeded our expectations. This exceptional result reflects continuing investor concern about the direction of global equity markets, strong trailing performance from most of our products, and the attractiveness of our principal guaranteed structured products. We firmly believe that the growing interest in alternative investments reflects a structural shift in global asset allocations, and that this trend will continue. Going forward, our strategy will continue to focus on the further development of our distinctive business model which integrates money management skills, product structuring and a proven distribution capability. Development of each of these three components will be both organic and, where appropriate, by acquisition of complementary businesses.

Our Brokerage division has also had an excellent year, with pre-tax profits up 27% at £38.3 million. Much of this growth has come from our institutional financial futures, foreign exchange and metals businesses. In financial futures, in particular, we have continued to be successful at recruiting key producers and driving down costs. In our retail business, lower activity levels and interest rates reduced revenues, partially offset by cost cutting and acquisitions in the UK and Australia. Overall, we expect the futures broking industry to continue to consolidate and anticipate that we will continue to grow through the acquisition of both producer teams and businesses.

OUTLOOK

The alternative investment market continues to grow rapidly, reflecting the structural shift of assets into the alternative class. Increasingly, investors in alternative investments are requiring disciplined manager selection and portfolio construction processes with sophisticated risk management capabilities as well as a good track record. These are areas in which the Man Group has established credentials. Our products are in high demand, particularly from the private client market.

The acquisition of RMF Investment Group (RMF) announced today, we believe, will make the Enlarged Group the largest asset manager by funds under management in the alternative investments market (excluding real estate and private equity), and enable it to offer a comprehensive range of multi-style, multi-manager products. The Enlarged Group will have around $20 billion (£14 billion) of funds under management. The Acquisition also provides the

combined group with a broadened range of money management expertise, greater depth of structuring skills and a leading presence in the institutional sector of this market.

In addition to building out the business in our areas of core expertise, we have continued to meet or exceed our financial targets. Since the year-end, Man-Glenwood and our other smaller managers have continued to record positive performance and accordingly, although Man-AHL has given back some of its very strong performance in 2001, sales of our multi-manager composite products continue to be good. Man AP Strategic Series 1 which closed in April raised $280 million, with the follow on launch of Series 2 due to close in June. Currently, excluding the acquisition of RMF, funds under management are estimated to be $11.0 billion (£7.6 billion) underpinning a significantly higher run-rate of net management fee income than last year. Our Brokerage activities have also had a good start to the year.

DIVIDENDS

Given the Group's performance in the year and our strong financial condition, the Board proposes a final dividend of 13.1 pence per share, which together with the interim dividend of 5.5 pence per share amounts to 18.6 pence per share, an increase of 20%. This year's dividend is covered 3.1 times by total earnings and 2.5 times by underlying earnings.

STRATEGY

Recent statistics suggest that in the region of $540 billion to $600 billion is invested in alternative assets (excluding private equity and real estate), up around 10% in 2001, having grown 27% per annum over the last 11 years. Whilst this growth rate is impressive, $540 billion represents only a small percentage of the world's liquid assets, suggesting that as an investment class there is room for continued strong growth. Many investment professionals are advocating a portfolio allocation of 10% or more to alternative investments.

Man is well placed to take advantage of this structural shift in global asset allocations. We believe that the Man Group has the ability to provide a combination of high quality money management skills, product-structuring expertise and access to a global client base. Our strategy is to continue the development of each of these components.

Managers
Securing access to high quality managers with long track records is key to the attractiveness of our products and their performance. Our largest two managers, Man-AHL and Man-Glenwood, which account for 81% of assets under management, are wholly owned and each has a long track record of achieving the expectations of investors in terms of returns and volatility.

Man's new manager initiative seeks to identify and form relationships with developing managers that it believes to have significant potential. While Man's participation may vary, its focus is on achieving favourable distribution agreements and preferred access to capacity with each manager. Currently Man has assets allocated to eight managers whose styles include equity-balanced, convertible and merger arbitrage, and fixed income relative value. These managers follow broadly market neutral strategies and focus on quantitative investment processes.

generate greater stability in performance fee income, our strategy is to identify and grow those managers and styles with low levels of correlation to our existing manager portfolio.

Brokerage

Our Brokerage business is a world leading agency broker of futures, options and equity derivative products. We have developed the business through the combination of our leading position on exchanges and growing customer order flow. This has in turn allowed us to provide liquidity and efficient order execution to the benefit of our client base, and has attracted producers to join the Man Group.

Man Financial's international scale provides it with effective market access, substantial order flows and economies of scale through utilising the same administrative and technological platform for a wide variety of financial products. It has invested early in electronic trading platforms and automation of order routing, processing and back office systems. As a result it is well placed to take advantage of the new opportunities that will arise from the continued growth of financial markets, from further consolidation of market participants and from being at the forefront of rapidly changing trading technologies.

We continue to derive benefits from having both Brokerage and Asset Management activities in the Group, in terms of identifying the most efficient trading access and introducing customers to the other Group activity.

We expect to continue the development of the business by acquiring producer teams and businesses as the industry consolidates. Although we currently have only a small presence in the cash equity markets, we have positioned the business to benefit from the likely growth in equity derivative products, whether off market such as CFDs (contracts for difference), or on exchange products such as single stock futures. The development of these products will also benefit the Asset Management business as we seek more efficient ways of trading equities.

OPERATING REVIEW

Asset Management

Sales

26 new products were launched during the year. The increase in funds under management in the year from Man's four global launches (Man-Glenwood Select, Man-IP 220 Plus Series 3 and 4, and Man Multi Strategy Series 3) was $2,492 million. Joint venture sales (including OM-IP 220 Series 6 and OM-IP Hedge Plus) accounted for $737 million. Other launches amounted to $269 million and open-ended funds a further $1,659 million.

New money has been raised primarily in Europe (and in particular Switzerland) and Asia Pacific. The proportion of sales in the Americas has increased due to sales made by the Glenwood US business. Sales in the year were split 81% retail product and 19% institutional product. During the year Man has continued to build out its distribution platform by increasing both the number and quality of its intermediaries.

Of our product launches during the year, Man-Glenwood Select, the first global launch of the financial year, was structured as a more conservative product with exposure to the full range of alternative investment strategies. It is targeting returns of 14-15% per annum over the medium term.

Redemptions
Redemption levels in the year were lower than last year and towards the lower end of the range we have experienced over the long term. Asset Management typically expects redemptions to average between 15%-20% in any one financial year. This is based on historical experience and it should be noted there is little correlation between redemptions and fund performance. Redemptions are a function of a number of factors including geographical diversity. Furthermore, early redemption charges and the long-term nature of the funds encourage investors to maintain the long-term view.

Brokerage

Brokerage had a record year with profits, before goodwill amortisation, of £38.3m up 27% on last year. In Group terms, it accounted for about 20% of Group pre-tax profits. It continued to enjoy a broadly based contribution from its product lines during the year.

Man Financial has enjoyed growth in the year in its core institutional franchise: financial futures and its related new product areas had another excellent year. The firm has increased its execution volumes and has managed to enhance that element of its financial futures activities where it was able to add value through providing liquidity via its extensive and global client base. The product base continues to widen with regard to equities, equity options, equity index and equity index options – all of which share similar liquidity pooling characteristics to the financial futures business. In its metals business, declining LME volumes were more than off-set by a doubling of its market share. Foreign exchange made an increased contribution, principally as a result of higher referrals from the institutional, private client and general brokerage businesses. Energy maintained the profit levels achieved last year despite the disruption to its market caused by the 11 September attacks and the demise of Enron. The firm's market share on both the IPE and NYMEX grew as a direct consequence of its successful sales executive recruitment programme.

The retail business recorded a lower profit contribution than the previous year mainly as a result of the large declines in US and UK interest rates. Although retail activity levels were generally lower, this was partially offset by the implementation of technology solutions and cost reductions.

ADDITIONAL FINANCIAL INFORMATION

Financial objectives

Our financial objectives are to continue to deliver significant growth in underlying earnings per share and to maintain high levels of return on capital through active management of the Group's capital base. We have achieved these objectives in the current year.

Underlying earnings represent net management fee income from Asset Management plus Brokerage net income. It excludes the net performance fee income from Asset Management, Sugar Australia and goodwill amortisation. Underlying earnings per share has grown by 50% over the last year and by 46% compound per annum over the last four years.

Our second financial objective is to remain committed to active management of the Group's capital base to maintain the Group's high level of return on capital. The Group's post tax return on capital before exceptional items for the year was 33.2%, compared to 35.9% last year. This

was achieved despite the fact that variable net performance fee income decreased by £20.8 million, and the capital base grew by £98.1 million, from last year.

Financial capacity

The Group has both committed and uncommitted facilities, totalling $2.0 billion, available to it from a group of major international banks. The largest of these is a $1.5 billion committed revolving credit facility, which was renewed in July 2001, with half the facility maturing in one year and the remainder in three years. It is anticipated that the portion maturing in July 2002 will be successfully renewed, without any material change to its terms. The Group has available to it other committed facilities of $0.1 billion and uncommitted facilities of $0.4 billion. Total undrawn committed facilities at the year-end were $955 million (£671 million).

The Group has an on-going external funding initiative whereby financing is arranged directly for individual funds thus refinancing temporary facilities provided to the funds by the Group. During the last year the initiative resulted in a series of the funds being able to arrange financing, directly to them, totalling $759 million (£533 million).

GROUP PROFIT AND LOSS ACCOUNT
for the year ended 31 March 2002

	Note	2002 Before goodwill and exceptional items £m	2002 Goodwill and exceptional items £m	2002 Total £m	2001 + Before goodwill and exceptional items £m	2001 + Goodwill and exceptional items £m	2001 + Total £m
Net operating income	2,3	406.1	-	406.1	347.1	-	347.1
Operating expense	4	(220.4)	(5.8)	(226.2)	(187.0)	(3.8)	(190.8)
Group operating profit- continuing operations		185.7	(5.8)	179.9	160.1	(3.8)	156.3
Share of operating profit/(loss) from joint ventures and associates	4	7.8	(2.2)	5.6	6.1	(0.9)	5.2
Total operating profit: Group and share of joint ventures and associates		193.5	(8.0)	185.5	166.2	(4.7)	161.5
Exceptional items – discontinued operations							
Loss on sale of Agricultural Products businesses	5	-	(12.1)	(12.1)	-	(13.1)	(13.1)
Restructuring costs	5	-	-	-	-	(1.9)	(1.9)
Net interest income	6	19.7	-	19.7	12.5	-	12.5
Profit on ordinary activities before taxation	3	213.2	(20.1)	193.1	178.7	(19.7)	159.0
Taxation		(43.9)	2.9	(41.0)	(36.9)	2.1	(34.8)
Profit for the financial year		169.3	(17.2)	152.1	141.8	(17.6)	124.2
Ordinary dividends	7			(48.4)			(39.5)
Retained profit				103.7			84.7
Earnings per share before goodwill and exceptional items	8						
Basic		65.5p			56.8p		
Diluted		63.2p			54.9p		
Underlying earnings per share	8						
Basic		47.3p			31.4p		
Diluted		45.7p			30.4p		
Earnings per share on total operations	8						
Basic				58.8p			49.8p
Diluted				56.8p			48.1p
Dividends per share							
Interim	7			5.5p			4.6p
Final proposed	7			13.1p			10.9p

Historical cost profits and losses are not materially different from those shown above.

\+ There has been a change in the presentation of the comparative figures as detailed in note 1 - basis of preparation.

GROUP BALANCE SHEET
at 31 March 2002

	Note	2002 £m	2002 £m	2001 + £m	2001 + £m
Fixed assets					
Intangible assets – goodwill			**67.7**		73.1
Tangible assets			**24.1**		21.0
Investments					
Investments in joint ventures					
Share of gross assets and goodwill		**23.8**		25.0	
Share of gross liabilities		**(3.4)**		(3.9)	
			20.4		21.1
Investments in associates			**18.4**		17.8
Other investments			**59.1**		48.3
			97.9		87.2
			189.7		181.3
Current assets					
Debtors	9		**944.7**		703.6
Securities purchased under agreements to resell			**21.0**		104.0
Investments			**86.9**		127.9
Cash at bank and in hand			**416.9**		133.7
			1,469.5		1,069.2
Creditors: amounts falling due within one year	11		**(833.5)**		(791.3)
Net current assets			**636.0**		277.9
Total assets less current liabilities			**825.7**		459.2
Creditors: amounts falling due after more than one year	11		**(288.5)**		(19.2)
Provisions for liabilities and charges			**(5.7)**		(6.6)
Net assets			**531.5**		433.4
Capital and reserves					
Called up share capital					26.8
Share premium account			**111.5**		111.4
Capital reserve			**1.6**		1.6
Profit and loss account			**391.7**		293.6
Equity shareholders' funds			**531.5**		433.4

\+ There has been a change in the presentation of the comparative figures as detailed in note 1 - basis of preparation.

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

for the year ended 31 March 2002

	Note	2002 £m	2001 £m
Profit for the financial year		**152.1**	124.2
Ordinary dividends	7	**(48.4)**	(39.5)
Retained earnings		**103.7**	84.7
Other recognised gains and losses relating to the year		**(2.5)**	22.6
Issue of ordinary share capital		**0.1**	76.6
Purchase and cancellation of own shares		**(4.0)**	-
Amount added back in respect of scrip dividends		**-**	1.4
Adjustment to goodwill written off on acquisitions		**0.8**	(2.2)
Net increase in shareholders' funds		**98.1**	183.1
Opening shareholders' funds		**433.4**	250.3
Closing shareholders' funds		**531.5**	433.4

GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

for the year ended 31 March 2002

	2002 £m	2001 £m
Profit for the financial year	**152.1**	124.2
Currency translation difference taken directly to reserves	**(2.5)**	22.6
Total recognised gains relating to the year	**149.6**	146.8

1. Basis of Preparation

The financial information contained herein has been prepared on the basis of the accounting policies set out in the Annual Report for the year to 31 March 2002.

The Group profit and loss account format has been changed in two respects in 2002. Firstly, goodwill amortisation and exceptional items are now shown in a separate column and as such one of our alternative earnings per share measures has been amended so that it is based on earnings before goodwill amortisation and exceptional items. This has been done to present the profit and loss account and related measures in a more useful format. Secondly, goodwill amortisation, which is more significant in 2002, has been split between operating expense and share of operating profit/(loss) from joint ventures and associates. In 2001, the aggregate amount was shown in operating expense. In addition, ordinary shares in the Company held by the employee trusts have been reclassified from current asset investments to fixed asset investments, and the comparative figures on the Group balance sheet, cash flow statement and related notes have been restated accordingly. This has been done in light of current best practice which suggests that the holding of these shares to reward directors and employees over the longer term is more fairly represented by classifying them as fixed rather than current assets. The book value of ordinary shares in the Company held by the employee trusts at 31 March 2002 was £38.5 million (2001: £27.2 million, 2000: £13.2 million).

The financial information contained herein is abridged and does not constitute statutory accounts as defined by Section 240 of the Companies Act 1985. Statutory accounts for the year to 31 March 2002, upon which the auditors have indicated their intention to give an unqualified report, will shortly be delivered to the Registrar of Companies and will be posted to shareholders on 7 June 2002. The accounts for the year ended 31 March 2000 were unqualified and have been delivered to the Registrar of Companies.

2. Net operating income

	2002 **£m**	2001 £m
Continuing operations		
Fees and commissions receivable	**570.7**	504.7
Fees and commissions payable	**(245.9)**	(230.4)
Net trading interest income	**34.5**	44.7
	359.3	319.0
Other operating income	**46.8**	28.1
Net operating income	**406.1**	347.1

3. Segmental analysis

(a) Segmental analysis of net operating income

	2002 £m	2001 £m
Business segment		
Continuing operations		
Asset Management	**252.1**	214.2
Brokerage	**154.0**	132.9
	406.1	347.1
Geographic area		
Europe	**299.1**	253.4
The Americas	**91.2**	85.4
Rest of the World	**15.8**	8.3
	406.1	347.1

(b) *Segmental analysis of profit on ordinary activities before taxation*

	2002		2001	
	Before goodwill allocation £m	**After goodwill allocation £m**	Before goodwill allocation £m	After goodwill allocation £m
Business segment				
Continuing operations				
Asset Management – management fee income	**117.6**	**111.0**	70.7	67.5
Asset Management – performance fee income	**55.2**	**55.2**	76.0	76.0
Brokerage	**38.3**	**36.9**	30.2	28.7
Financial Services	**211.1**	**203.1**	176.9	172.2
Sugar Australia	**2.1**	**2.1**	1.8	1.8
	213.2	**205.2**	178.7	174.0
Exceptional items - discontinued operations	**(12.1)**	**(12.1)**	(15.0)	(15.0)
	201.1	**193.1**	163.7	159.0
Geographic area				
Europe		**204.1**		163.5
The Americas		**(8.4)**		3.3
Rest of the World		**9.5**		7.2
Exceptional items – discontinued operations		**(12.1)**		(15.0)
		193.1		159.0

The impact of acquisitions, joint ventures and associates is not material and they are therefore not separately identified in the tables above.

4. Goodwill amortisation

Included in operating expenses is goodwill amortisation of £5.8 million (2001: £3.8 million). Total goodwill amortisation in the year, including the amount relating to joint ventures is £8.0 million (2001: £4.7 million).

5. Exceptional items

The loss on sale of Agricultural Products businesses of £12.1 million (£12.1 million net of tax) represents an adjustment to the loss on sale reported in March 2000. The adjustments are the net effect of claims made under limited warranties given to the management buyout group. These limited warranties were disclosed in the contingent liabilities note in the prior year, however during the year an agreement was reached whereby they have been terminated so that the Man Group will not be required to make any further payments. As part of this agreement the management buyout group has also settled part of the loan note given to them by the Man Group such that the outstanding amount of the loan note has been reduced from $100 million to $55 million as at the year-end.

In 2001, the loss on sale of the Agricultural Products businesses of £13.1million (£12.9 million net of tax) represents an adjustment of £11.3 million (£11.3 million net of tax) to the loss on sale reported in March 2000, and £1.8 million (£1.6 million net of tax) in respect of the sale of the US Nuts activities. Further Agricultural Products restructuring costs of £1.9 million (£1.9 million net of tax) were also incurred, largely relating to termination payments.

6. Net interest income

	2002 £m	2001 £m
Interest payable		
On bank loans and overdrafts	**(21.3)**	(30.3)
On other loans	**(10.6)**	(17.9)
Interest receivable	**51.3**	60.5
	19.4	12.3
Share of net interest income from joint ventures	**0.3**	0.2
Net interest income	**19.7**	12.5

7. Dividends

	2002 £m	2001 £m
Ordinary shares		
Interim paid – 5.5 pence (2001: 4.6 pence)	**14.6**	11.5
Final proposed – 13.1 pence (2001: 10.9 pence)	**33.8**	28.0
	48.4	39.5

The Group offers a Dividend Reinvestment Plan ("DRIP") for shareholders wishing to buy shares with their cash dividend. The DRIP will be available to ordinary shareholders in respect of the final dividend.

8. Earnings per share

The calculation of basic earnings per ordinary share is based on a profit for the year of £152.1 million (2001: £124.2 million) and 258,439,772 (2001: 249,329,463) ordinary shares, being the weighted average number of ordinary shares in issue during the year after excluding the shares owned by the Man Group plc employee trusts.

The diluted earnings per share is based on a profit for the year of £152.1 million (2001: £124.2 million) and on 267,656,898 (2001: 258,168,532) ordinary shares, calculated as follows:

	2002 Number	2001 Number
Basic weighted average number of shares	**258,439,772**	249,329,463
Dilutive potential ordinary shares:		
Share awards under incentive schemes	**9,123,962**	8,109,220
Employee share options	**93,164**	729,849
	267,656,898	258,168,532

The reconciliation of adjusted earnings per share is as follows:

	2002			2001 +		
	Earnings £m	**Basic earnings per share pence**	**Diluted earnings per share pence**	Earnings £m	Basic earnings per share pence	Diluted earnings per share pence
Earnings per share on total operations	**152.1**	**58.8**	**56.8**	**124.2**	**49.8**	**48.1**
Exceptional items	12.1	4.7	4.5	14.8	5.9	5.7
Goodwill amortisation	5.1	2.0	1.9	2.8	1.1	1.1
Earnings per share before goodwill and exceptional items	**169.3**	**65.5**	**63.2**	**141.8**	**56.8**	**54.9**
Performance related income	(45.3)	(17.5)	(16.9)	(62.3)	(25.0)	(24.1)
Sugar Australia	(1.6)	(0.7)	(0.6)	(1.1)	(0.4)	(0.4)
Underlying earnings per share	**122.4**	**47.3**	**45.7**	**78.4**	**31.4**	**30.4**

+ There has been a change in the presentation of the comparative figures as detailed in note 1 - basis of preparation.

9. Debtors

	2002 £m	2001 £m
Amounts falling due within one year		
Trade debtors:		
Amounts owed by broker dealers on secured stock lending and borrowing	**89.6**	33
Securities transactions in the course of settlement	**65.2**	86
Futures transactions	**125.1**	168
Other trade	**59.9**	123
Amounts owed by joint ventures and associates	**1.7**	1
Amounts owed by funds	**419.2**	99
Other debtors	**33.6**	38
Taxation recoverable	**0.8**	14
Prepayments and accrued income	**28.7**	32
	823.8	598
Amounts falling due after more than one year		
Other debtors	**48.2**	73
Prepayments and accrued income	**72.7**	31
	944.7	703

Other debtors falling due after more than one year includes £38.6 million (2001: £70.2 million) in relation to loan notes in the management buyout group who purchased the Agricultural Products businesses in March 2000. During the year the balance was reduced from $100 million to $55 million.

10. Segregated funds

As required by the United Kingdom Financial Services and Markets Act and by the US Commodity Exchange Act, the Group maintains certain balances on behalf of clients with banks, exchanges, clearing houses and brokers in segregated accounts totalling £2,258.7 million (2001: £2,208.9 million). These amounts and the related liabilities to clients, whose recourse is limited to the segregated accounts, are not included in the Group balance sheet.

11. Creditors

	2002 £m	2001 £m
Amounts falling due within one year		
Bank loans and overdrafts	**180.2**	158
Trade creditors:		
Amounts owed to broker dealers on secured stock lending and borrowing	**70.1**	10
Securities transactions in the course of settlement	**152.7**	177
Futures transactions	**115.0**	63
Other trade	**37.4**	20
Amounts owed to joint ventures and associates	**1.5**	9
Taxation (note (b))	**50.3**	47
Other taxation and social security costs	**4.5**	2
Other creditors (note (c))	**94.4**	166
Accruals and deferred income	**93.6**	106
Proposed final dividend	**33.8**	28
	833.5	791
Amounts falling due after more than one year		
Loans		
Bank loans	**266.9**	-
Private placement notes (note (a))	**10.5**	10
Borrowings over one year	**277.4**	10
Other creditors	**11.1**	8
	288.5	19
Analysis of borrowings due after more than one year		
Amounts falling due		
Between one and two years	**10.5**	-
Between two and five years	**266.9**	10
	277.4	10

Notes:

(a) The private placement notes comprise: US$15 million 7.44% notes due 14 December 2003.

(b) Taxation payable within one year includes overseas taxation of £26.6 million (2001: £22.2 million).

(c) Other creditors substantially represents balances with counterparties whereby commodities are bought under financing arrangements on deferred terms. None of these amounts are secured.

12. Operating activities

	2002 **£m**	2001+ £m
Operating profit	**179.9**	156.3
Depreciation of tangible fixed assets	**9.0**	9.9
Amortisation of goodwill	**5.8**	3.8
Amortisation of fixed asset investments	**10.6**	1.9
Profit on sale of tangible fixed assets	**-**	(2.6)
Profit on sale of fixed asset investments	**(0.5)**	(1.3)
Decrease in stocks	**-**	0.1
(Increase)/decrease in debtors	**(269.6)**	714.4
Decrease/(increase) in securities purchased under agreements to resell	**82.4**	(100.6)
Decrease/(increase) in current asset investments	**42.2**	(57.0)
Decrease in creditors	**(9.9)**	(621.7)
Costs in relation to exceptional items (see note 5)	**2.8**	(4.1)
	52.7	99.1

\+ There has been a change in the presentation of the comparative figures as detailed in note 1 - basis of preparation.

The increase in debtors is largely due to the increase in loans to funds, as detailed in note 9.

13. Exchange rates

The following rates of exchange have been used in preparing these accounts:

	Year-end rates		Average rates	
	2002	2001	**2002**	2001
US dollar	**1.42**	1.42	**1.43**	1.47